Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2019					2020					2021
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.227	4.249	3.909	3.912	16.297	3.777	1.240	3.946	4.040	13.003	3.773

European vehicle volumes:
Western Europe		3.720	3.614	2.999	3.285	13.618	2.893	1.166	2.599	3.390	10.048	3.082
Eastern Europe		2.013	2.063	1.672	1.987	7.735	1.795	0.913	1.663	1.990	6.361	1.841
Total Europe		5.733	5.677	4.671	5.272	21.353	4.688	2.079	4.262	5.380	16.409	4.923

Asia volumes		11.875	11.151	10.950	13.066	47.042	8.146	8.489	10.913	13.750	41.298	11.082

China volumes		6.024	5.484	5.632	7.420	24.560	3.227	5.828	6.266	8.158	23.479	6.027

Magna Steyr vehicle assembly volumes		0.046	0.043	0.035	0.034	0.158	0.031	0.017	0.027	0.035	0.110	0.040

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.752	0.748	0.757	0.758	0.754	0.745	0.722	0.751	0.767	0.746	0.790
1 Euro equals U.S. dollars		1.135	1.124	1.112	1.107	1.119	1.102	1.101	1.170	1.192	1.141	1.205
1 Chinese renminbi equals U.S. dollars		0.148	0.147	0.142	0.142	0.145	0.143	0.141	0.145	0.151	0.145	0.154

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales		10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647	10,179

Costs and expenses:
Cost of goods sold		9,164	8,710	8,063	8,085	34,022	7,567	4,206	7,681	8,753	28,207	8,662
Selling, general and administrative		421	453	400	423	1,697	381	378	380	448	1,587	430
Equity income		(35)	(48)	(37)	(58)	(178)	(30)	(25)	(44)	(90)	(189)	(47)

EBITDA	2	1,041	1,011	893	945	3,890	739	(266)	1,112	1,457	3,042	1,134
Depreciation and amortization		321	334	335	355	1,345	336	334	334	362	1,366	364
EBIT	3	720	677	558	590	2,545	403	(600)	778	1,095	1,676	770
Interest expense, net		31	14	18	19	82	17	21	26	22	86	23

Operating income (loss)	2	689	663	540	571	2,463	386	(621)	752	1,073	1,590	747
Other expense (income), net	2	(679)	68	859	(8)	240	-	168	316	100	584	(58)
Income (loss) from operations before income taxes		1,368	595	(319)	579	2,223	386	(789)	436	973	1,006	805
Income tax expense (benefit)		267	145	45	134	591	134	(137)	109	223	329	183

Net income (loss)		1,101	450	(364)	445	1,632	252	(652)	327	750	677	622
(Income) loss attributable to non-controlling interests	2	5	2	131	(5)	133	9	5	78	(12)	80	(7)
Net income (loss) attributable to Magna International Inc.		1,106	452	(233)	440	1,765	261	(647)	405	738	757	615

Adjusted net income (loss) attributable to Magna International Inc.	2	531	509	438	433	1,911	261	(511)	585	851	1,186	566

Diluted earnings (loss) per share:
Diluted		$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03
Adjusted Diluted		$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95	$ 1.86

Weighted average number of Common Shares outstanding
during the year (in millions):		326.3	319.5	310.7	306.3	315.8	302.7	298.4	299.4	300.9	300.4	303.6

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.0%	4.5%	4.3%	4.5%	4.3%	4.4%	8.8%	4.2%	4.2%	4.9%	4.2%
EBITDA /Sales		9.8%	10.0%	9.6%	10.1%	9.9%	8.5%	-6.2%	12.2%	13.8%	9.3%	11.1%
EBIT /Sales		6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%
Operating income(loss) /Sales		6.5%	6.5%	5.8%	6.1%	6.2%	4.5%	-14.5%	8.2%	10.2%	4.9%	7.3%
Effective tax rate
Reported		19.5%	24.4%	-14.1%	23.1%	26.6%	34.7%	17.4%	25.0%	22.9%	32.7%	22.7%
Excluding Other expense (income), net of taxes		23.7%	23.5%	19.6%	23.3%	22.7%	34.7%	16.9%	22.6%	19.6%	25.7%	23.3%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

		2019				2020				2021
	Note	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
ASSETS		[Note 1]
Current assets:
Accounts receivable		7,446	7,204	7,068	5,927	5,684	5,253	6,618	6,394	7,176
Inventories		3,501	3,521	3,457	3,304	3,531	3,503	3,509	3,444	3,645
Prepaid expenses and other		275	278	211	238	234	303	265	260	290
		11,222	11,003	10,736	9,469	9,449	9,059	10,392	10,098	11,111
Current liabilities:
Accounts payable and other accruals		9,347	9,048	8,757	8,198	8,381	6,992	8,905	9,373	10,091

Working capital		1,875	1,955	1,979	1,271	1,068	2,067	1,487	725	1,020
Investments		2,408	2,334	1,430	1,210	1,336	1,336	1,143	947	960
Fixed assets, net		7,958	8,109	7,943	8,260	7,948	7,860	7,898	8,475	8,305
Goodwill, other assets and intangible assets		3,487	3,593	3,461	3,456	3,340	3,362	3,423	3,539	3,614
Operating lease right-of-use assets		1,716	1,744	1,702	1,811	1,788	1,777	1,787	1,906	1,869
Funds employed		17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592	15,768
FINANCING
Straight debt:
Cash and cash equivalents		(925)	(563)	(769)	(1,276)	(1,146)	(533)	(1,498)	(3,268)	(3,464)
Short-term borrowings		335	199	436	-	-	188	-	-	-
Long-term debt due within one year		122	112	104	106	93	150	98	129	137
Long-term debt		3,062	3,071	3,021	3,062	3,021	3,771	3,832	3,973	3,935
Current portion of operating lease liabilities		176	214	218	225	218	221	226	241	244
Operating lease liabilities		1,566	1,544	1,527	1,601	1,586	1,577	1,582	1,656	1,613
		4,336	4,577	4,537	3,718	3,772	5,374	4,240	2,731	2,465
Long-term employee benefit liabilities		598	606	584	677	659	675	696	729	733
Other long-term liabilities		396	404	388	371	420	390	305	332	414
Deferred tax liabilities, net		167	196	133	111	87	10	87	80	104
		1,161	1,206	1,105	1,159	1,166	1,075	1,088	1,141	1,251
Shareholders' equity		11,947	11,952	10,873	11,131	10,542	9,953	10,410	11,720	12,052
		17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592	15,768

ASSET UTILIZATION RATIOS
Days in accounts receivable		63.3	64.0	68.3	56.8	59.1	110.1	65.2	54.5	63.4
Days in accounts payable		91.8	93.5	97.7	91.3	99.7	149.6	104.3	96.4	104.8
Inventory turnover - cost of sales		10.5	9.9	9.3	9.8	8.6	4.8	8.8	10.2	9.5
Working capital turnover		22.6	20.7	18.8	29.6	32.4	8.3	24.6	58.3	39.9
Total asset turnover		2.4	2.3	2.3	2.3	2.2	1.0	2.3	2.7	2.6

CAPITAL STRUCTURE
Straight debt		24.9%	25.8%	27.5%	23.2%	24.4%	32.8%	26.9%	17.5%	15.6%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net		6.6%	6.8%	6.7%	7.2%	7.5%	6.6%	6.9%	7.3%	7.9%
Shareholders' equity		68.5%	67.4%	65.8%	69.5%	68.1%	60.7%	66.1%	75.2%	76.4%
		100.0%	100.0%	100.0%	100.0%	100.1%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization		30.6%	30.1%	32.8%	31.0%	31.8%	37.2%	35.5%	33.9%	33.0%

Adjusted Debt to Adjusted EBITDA	2	1.18x	1.18x	1.26x	1.23x	1.30x	2.30x	2.07x	1.84x	1.63x
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)		16.5%	15.3%	13.5%	14.7%	10.4%	-14.6%	19.8%	28.1%	19.5%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)		38.3%	15.1%	-8.2%	16.0%	9.6%	-25.3%	15.9%	26.7%	20.7%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)		18.4%	17.0%	15.4%	15.7%	9.6%	-19.9%	23.0%	30.8%	19.0%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2019					2020					2021
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

Operating activities
Net income (loss)		1,101	450	(364)	445	1,632	252	(652)	327	750	677	622
Items not involving current cash flows		(213)	470	1,210	509	1,976	363	354	767	581	2,065	411
		888	920	846	954	3,608	615	(298)	1,094	1,331	2,742	1,033
Changes in operating assets and liabilities		(294)	-	(96)	742	352	24	(934)	518	928	536	(372)

Cash provided from (used for) operating activities		594	920	750	1,696	3,960	639	(1,232)	1,612	2,259	3,278	661

Investment activities
Fixed asset additions		(251)	(328)	(349)	(513)	(1,441)	(203)	(169)	(213)	(560)	(1,145)	(212)
Increase in investments, other assets and intangible assets		(77)	(102)	(83)	(122)	(384)	(93)	(72)	(68)	(98)	(331)	(104)
Increase in private equity investments		(5)	(5)	-	-	(10)	(100)	(2)	(12)	(18)	(132)	(3)
Proceeds from disposition		86	26	57	16	185	23	11	14	69	117	19
Settlement of long-term receivable from non-consolidated joint venture		-	-	-	-	-	-	-	-	-	-	50
Proceeds from sale of (Investment in) Lyft, Inc.		-	-	10	221	231	-	-	-	-	-	-
Business combinations		-	(152)	-	5	(147)	(7)	-	-	98	91	39
Sale of Fluid Pressure & Controls Business ["FP&C"]		1,129	-	3	-	1,132	-	-	-	-	-	-
Cash (used for) provided from investment activities		882	(561)	(362)	(393)	(434)	(380)	(232)	(279)	(509)	(1,400)	(211)

Financing activities
Net issues (repayments) of debt		(855)	(187)	251	(435)	(1,226)	(6)	962	(246)	(27)	683	(126)
Common Shares issued on exercise of stock options		8	6	19	11	44	1	1	15	64	81	83
Repurchase of Common Shares		(284)	(409)	(342)	(254)	(1,289)	(201)	-	(2)	-	(203)	(162)
Tax withholdings on vesting of equity awards		(3)	(2)	-	(4)	(9)	(10)	-	-	(3)	(13)	(12)
Contributions to subsidiaries by non-controlling interests		2	-	2	-	4	-	-	-	18	18	-
Dividends paid to non-controlling interests		-	(13)	-	(9)	(22)	(3)	(3)	-	(12)	(18)	-
Dividends paid		(119)	(110)	(109)	(111)	(449)	(121)	(116)	(115)	(115)	(467)	(130)

Cash provided from (used for) financing activities		(1,251)	(715)	(179)	(802)	(2,947)	(340)	844	(348)	(75)	81	(347)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		14	(4)	(9)	10	11	(52)	9	(15)	81	23	(13)
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		239	(360)	200	511	590	(133)	(611)	970	1,756	1,982	90
Cash, cash equivalents and restricted cash equivalents,
beginning of period	4	802	1,041	681	881	802	1,392	1,259	648	1,618	1,392	3,374
Cash, cash equivalents and restricted cash equivalents,
end of period		1,041	681	881	1,392	1,392	1,259	648	1,618	3,374	3,374	3,464

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Note 1:	LEASES ADOPTION
	On January 1, 2019, the Company adopted ASC 842, Leases using the modified retrospective transition approach, without restatement of comparative periods' financial information. The adoption requires the Company to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.

Note 2:	NON-GAAP MEASURES
The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Impairments and loss on sale of equity-accounted investments	[a]	-	-	700	-	700	-	-	337	10	347	-
	Restructuring and impairments	[b]	14	7	34	3	58	-	168	-	101	269	15
	Net (gains) losses on investments	[c]	(177)	67	127	(11)	6	-	-	(21)	(11)	(32)	(33)
	Gain on business combinations	[d]	-	-	-	-	-	-	-	-	-	-	(40)
	Gain on the sale of business	[e]	(516)	(6)	(2)	-	(524)	-	-	-	-	-	-

			(679)	68	859	(8)	240	-	168	316	100	584	(58)
[a]	Impairments and loss on sale of equity-accounted investments
In the fourth quarter of 2020, the Company recorded a $ 10 million loss in Power & Vision on the sale of its 50% interest in Dongfeng Getrag Transmission Co. Ltd.

In Power & Vision, during the third quarter of 2020, the Company recorded impairment charge of $337 million on investment.

In Power & Vision, during the third quarter of 2019, the Company recorded $700 million impairment on its equity accounted investment.

[b]	Restructuring and impairments
	COVID-19 Restructuring and Impairments: [i]		2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Power & Vision		-	-	-	-	-	-	115	-	-	115	-
	Body Exteriors & Structures		-	-	-	-	-	-	37	-	-	37	-
	Seating Systems		-	-	-	-	-	-	16	-	-	16	-
			-	-	-	-	-	-	168	-	-	168	-
	Restructuring:		2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Power & Vision		-	-	-	-	-	-	-	-	-	-	15
	Body Exteriors & Structures		14	7	7	3	31	-	-	-	21	21	-
			14	7	7	3	31	-	-	-	21	21	15
	Impairments:		2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Power & Vision		-	-	27	-	27	-	-	-	-	-	-
	Body Exteriors & Structures		-	-	-	-	-	-	-	-	57	57	-
			-	-	27	-	27	-	-	-	57	57	-
	Brazil Closures: [ii]		2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures		-	-	-	-	-	-	-	-	8	8	-
	Seating Systems		-	-	-	-	-	-	-	-	15	15	-
			-	-	-	-	-	-	-	-	23	23	-

	[i]	In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions include plant closures and workforce reductions.
	[ii]	In connection with the recently announced plant closures by Ford Motor Co. in Brazil, the Company made the decision to accelerate the [closure/restructuring] of two facilities in Brazil that supply these plants.

[c]	Net (gains) losses on investments
In Corporate, during the first quarter of 2021, the Company recorded a $33 million gain, related to the revaluation of its private equity investments and certain public company warrants.

In Corporate, during the third and fourth quarter of 2020, the Company remeasured its private equity investments at fair value resulting in a $21 million and $13 million gain, respectively. In additions, the Company recorded a non-cash impairment charge of $2 million on its private equity investment in Corporate.

In Corporate, during the first, second, third and fourth quarters of 2019, the Company recorded gains of $177 million, net losses of $67 million, net losses of $127 million, and net gains of $11 million respectively, substantially related to the revaluation of its investment in Lyft, Inc.

[d]	Gain on business combinations
	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the on the change in basis of accounting for its previously held equity method investments. In Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

[e]	Gain on the sale of business
	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of its Fluid Pressure & Controls ["FP&C"] business of $516 million. In the second and third quarters of 2019, the Company recorded an increase in the gain on sale of $6 million and $2 million, respectively, as a result of finalizing the proceeds relating to working capital.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
		2019					2020					2021
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q

	Net income (loss) attributable to Magna International Inc.	1,106	452	(233)	440	1,765	261	(647)	405	738	757	615
	Exclude:
	Impairments and loss on sale of equity-accounted investments [f]	-	-	537	-	537	-	-	200	19	219	-
	Restructuring and impairments	14	7	27	3	51	-	136	-	101	237	15
	Net (gains) losses on investments	(151)	57	109	(10)	5	-	-	(20)	(7)	(27)	(24)
	Gain on business combinations	-	-	-	-	-	-	-	-	-	-	(40)
	Gain on the sale of business	(438)	(7)	(2)	-	(447)	-	-	-	-	-	-
												-
	Adjusted net income (loss) attributable to Magna International Inc.	531	509	438	433	1,911	261	(511)	585	851	1,186	566

	Diluted earnings (loss) per share	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03
	Exclude:
	Impairments and loss on sale of equity-accounted investments [f]	-	-	1.74	-	1.70	-	-	0.67	0.06	0.73	-
	Restructuring and impairments	0.04	0.02	0.08	0.01	0.16	-	0.46	-	0.34	0.79	0.05
	Net (gains) losses on investments	(0.46)	0.17	0.35	(0.03)	0.02	-	-	(0.07)	(0.02)	(0.09)	(0.08)
	Gain on business combinations	-	-	-	-	-	-	-	-	-	-	(0.14)
	Gain on the sale of business	(1.34)	(0.02)	(0.01)	-	(1.42)	-	-	-	-	-	-

	Adjusted diluted earnings (loss) per share	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95	$ 1.86

[f]	Impairment charges
	Impairment charges relating to the Company's equity accounted investment for 2019 and 2020, include $127 million and $ 75 million, respectively, attributable to non-controlling interest.

Note 3:	SEGMENTED INFORMATION

		2019					2020					2021
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
	Body Exteriors & Structures
	Sales	4,308	4,243	3,984	3,923	16,458	3,676	1,623	3,858	4,393	13,550	4,025
	Adjusted EBIT	363	341	306	289	1,299	199	(315)	390	543	817	327
	Adjusted EBIT as a percentage of sales	8.4%	8.0%	7.7%	7.4%	7.9%	5.4%	-19.4%	10.1%	12.4%	6.0%	8.1%

	Power & Vision
	Sales	3,083	2,808	2,696	2,725	11,312	2,523	1,298	2,722	3,179	9,722	3,156
	Adjusted EBIT	216	201	167	163	747	135	(226)	227	359	495	297
	Adjusted EBIT as a percentage of sales	7.0%	7.2%	6.2%	6.0%	6.6%	5.4%	-17.4%	8.3%	11.3%	5.1%	9.4%

	Seating Systems
	Sales	1,433	1,452	1,266	1,426	5,577	1,261	524	1,280	1,390	4,455	1,303
	Adjusted EBIT	94	83	56	79	312	40	(84)	66	85	107	55
	Adjusted EBIT as a percentage of sales	6.6%	5.7%	4.4%	5.5%	5.6%	3.2%	-16.0%	5.2%	6.1%	2.4%	4.2%

	Complete Vehicles
	Sales	1,928	1,802	1,516	1,461	6,707	1,321	933	1,402	1,759	5,415	1,850
	Adjusted EBIT	28	43	29	44	144	50	44	70	110	274	80
	Adjusted EBIT as a percentage of sales	1.5%	2.4%	1.9%	3.0%	2.1%	3.8%	4.7%	5.0%	6.3%	5.1%	4.3%

	Corporate and other
	Intercompany fees	(161)	(179)	(143)	(140)	(623)	(124)	(85)	(133)	(153)	(495)	(155)
	Adjusted EBIT	19	9	0	15	43	(21)	(19)	25	(2)	(17)	11

	Total
	Sales	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647	10,179
	Adjusted EBIT	720	677	558	590	2,545	403	(600)	778	1,095	1,676	770
	Adjusted EBIT as a percentage of sales	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2019					2020					2021
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q

	Cash and cash equivalents	(925)	(563)	(769)	(1,276)		(1,146)	(533)	(1,498)	(3,268)		(3,464)
	Restricted cash equivalents included in prepaid expenses	(116)	(118)	(112)	(116)		(113)	(115)	(120)	(106)		-
	Total cash, cash equivalents and restricted cash equivalents	(1,041)	(681)	(881)	(1,392)		(1,259)	(648)	(1,618)	(3,374)		(3,464)